Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended March 31,
	2009	2008
Earnings:
(Loss) income before income taxes	$(98.5)	$247.5

Adjustments:
Undistributed loss (income) of less than 50% owned investments	0.6	(0.9)
Fixed charges	29.9	31.7

Earnings	$(68.0)	$278.3

Fixed charges:
Interest expense, including debt discount amortization	$23.5	$25.5
Amortization/writeoff of debt issuance costs	0.9	0.8
Portion of rental expense representative of interest factor (assumed to be 33%)	5.5	5.4

Fixed charges	$29.9	$31.7

Ratio of earnings to fixed charges	- (1)	8.8x

Amount of earnings deficiency for coverage of fixed charges	$97.9	$-

(1) Less than 1.0x